OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/28/2022 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HamptonRock Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2021 McKinney Ave, Ste 1200
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ivana Shumberg	713-582-4897	ishumberg@hamptonrock.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Stuart Brown, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HamptonRock Partners LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELANIE FREDRICK BARGAS
Notary Public, State of Texas
Comm. Expires 04-19-2025
Notary ID 133049128

Melanie F Bargas
Notary Public 3.20.23

Signature: [signature]

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HamptonRock Partners LLC

Financial Statements
And Supplemental Information
As of December 31, 2022 and for the period
From April 28, 2022 to December 31, 2022

HamptonRock Partners LLC
Table of Contents
December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of HamptonRock Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HamptonRock Partners LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the period from April 28, 2022 to December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of HamptonRock Partners LLC as of December 31, 2022, and the results of its operations and its cash flows from April 28, 2022 to December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of HamptonRock Partners LLC 's management. Our responsibility is to express an opinion on HamptonRock Partners LLC 's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to HamptonRock Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Statement Regarding Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of HamptonRock Partners LLC's financial statements. The supplemental information is the responsibility of HamptonRock Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

[signature]

McBee & Co., PC

We have served as HamptonRock Partners LLC's auditor since 2022.
Dallas, Texas
March 17, 2023

HamptonRock Partners LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	570,137
Prepaid expenses and other assets		4,504
Total Assets	$	574,641

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued liabilities	$	18,125
Total Liabilities		18,125

Member's Equity

		556,516
Total Liabilities and Member's Equity	$	574,641

The accompanying notes are an integral part of these financial statements.

HamptonRock Partners LLC
Statement of Operations
For the Period from April 28, 2022 to December 31, 2022

Revenues		
Advisory fees	$	4,235,517
Other income		2,500
Total Revenues	$	4,238,017
Expenses		
Salaries and payroll taxes		1,599,505
Legal and professional fees		37,706
Regulatory fees and expenses		3,916
Office and administrative services		18,192
General and administrative services		770
Total Expenses		1,660,089
Net Income	$	2,577,928

The accompanying notes are an integral part of these financial statements.

HamptonRock Partners LLC
Statement of Changes in Member's Equity
For the Period from April 28, 2022 to December 31, 2022

Balance at April 28, 2022	$	-
Capital contributions		260,000
Capital distributions		(2,281,412)
Net income		2,577,928
Balance at December 31, 2022	$	556,516

The accompanying notes are an integral part of these financial statements.

HamptonRock Partners LLC
Statement of Cash Flows
For the Period from April 28, 2022 to December 31, 2022

Cash flows from operating activities:		
Net income	$	2,577,928
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase in prepaid expenses and other assets		(4,504)
Increase in accounts payable and accrued liabilities		18,125
Net cash provided by operating activities		2,591,549
Cash flows from financing activities:		
Capital contributions		260,000
Capital distributions		(2,281,412)
Net cash used in financing activities		(2,021,412)
Net increase in cash		570,137
Cash, beginning of period		-
Cash, end of period	$	570,137

.

The accompanying notes are an integral part of these financial statements.

HamptonRock Partners LLC
Notes to Financial Statements
December 31, 2022

Note 1 – General and Summary of Significant Accounting Policies

General

HamptonRock Partners LLC (the "Company") was formed on October 25, 2019, as an limited liability company in accordance with the laws of the State of Delaware. The Company became a registered broker / dealer with the Securities and Exchange Commission ("SEC") on April 28, 2022 and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Johnswood, LLC, a Delaware LLC ("Parent"). The period of the financial statements is from April 28, 2022, the date that FINRA approved the registration, to December 31, 2022.

The Company's principal business activity and purposes of the Company is to conduct business as a placement agent of securities, as well as mergers and acquisitions.

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds of securities for or to customers, (2) does not and will not carry accounts of or for the customers and (3) does not and will not carry PAB accounts.

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

(b) Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months when purchased, which are not held for sale in the ordinary course of business. At December 31, 2022, the Company had no such investments.

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. At December 31, 2022, cash and cash equivalents were held in a non-interest bearing account at a financial institution totaling $570,137, leaving $320,137 uninsured. See note 6 for subsequent event risk exposure.

HamptonRock Partners LLC
Notes to Financial Statements (cont'd)
December 31, 2022

(d) Revenue Recognition

Revenue from contracts with customers includes fee income related to advisory services. The recognition and measurement of revenue under Financial Accounting Standards ("FASB") Accounting Standards Codification ("ASC") ASC 606, *Revenue from Contracts with Customers*, is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at the point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services for raising private capital and mergers and acquisitions (M&A) to private companies. The Company is engaged by clients to provide advisory services and manage the related processes of these transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred income.

(e) Income Taxes

The Company is a single member limited liability company and is therefore treated as a disregarded entity for federal income tax purposes. Income taxes are calculated and paid at the member level. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $552,012 and was $547,012 in excess of its required net capital of $5,000. The Company does have $18,125 in indebtedness, therefore; the ratio between aggregate indebtedness to Net Capital is .03 to 1.00.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

HamptonRock Partners LLC
Notes to Financial Statements (cont'd)
December 31, 2022

Note 3 – Related Party Transactions

The Company has an Office and Administrative Services Agreement in place, with effective date of July 1, 2022, with its Parent whereby the Parent charges the Company for administrative functions, including but not limited to office and secretarial services, accounting oversight, use of office facilities and equipment, employee compensation and related employee benefits, liability insurance, technology, and other indirect expenses of operations. This agreement remains in force until either party submits a notice of termination. Under this Agreement, the Company incurred $18,192 in fees for the period from July 1, 2022, to December 31, 2022. The existence of this association may create operating results and a financial position significantly different than if the companies were autonomous.

Note 4 – Recent Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

Note 5 – Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company has no significant commitments or contingencies at December 31, 2022. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 – Subsequent Event

Management has evaluated all subsequent events through March 17, 2023, the date on which these financial statements were available to be issued and determined that there are no subsequent events to record or disclose outside of the noted below.

Silicon Valley Bank ("SVB"), Santa Clara, California, was closed on March 10, 2023, by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. To protect insured depositors, the FDIC created the Deposit Insurance National Bank of Santa Clara ("DINB"). At the time of closing, the FDIC as receiver immediately transferred to the DINB all insured deposits of SVB.

The Company had significant deposits with SVB over the FDIC limit. In March 2023, the Company transferred a significant portion of the funds from SVB to Wells Fargo Bank in response to the

HamptonRock Partners LLC
Notes to Financial Statements (cont'd)
December 31, 2022

closure. The Company still has deposits in SVB over the FDIC limit as of March 17, 2023, however the Federal Government announced that customers of SVB will have full access to their deposits providing a back stop for the uninsured amounts.

Supplemental Information

HamptonRock Partners LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2022

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	556,516
Deductions and/or charges:		
Non-allowable assets		
Prepaid Expenses and Other assets		4,504
Net Capital Before Haircuts on Securities Positions		552,012
Haircuts on Securities Positions		-
Net Capital	$	552,012

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$	18,125
Total aggregate indebtedness	$	18,125

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12.5% of aggregate indebtedness)	$	2,266
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	547,012
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement		
Ratio: aggregate indebtedness to net capital		.03 to 1

Statement Pursuant to Rule 17a-5(d)(4)
There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2022 and the Company's audited financial statements as of December 31, 2022. Accordingly, no reconciliation is necessary

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
No statement is required as no subordinated liabilities existed at any time during the year.

HamptonRock Partners LLC
SCHEDULE II
STATEMENT REGARDING CUSTOMER RESERVE REQUIREMENTS
AND POSSESSION OR CONTROL REQUIREMENTS
December 31, 2022

The Computation for Determination of the Reserve Requirements and Information relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company. The Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited to investment banking. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from April 28, 2022 to December 31, 2022



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of HamptonRock Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) HamptonRock Partners LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placements of securities and merger and acquisition. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from April 28, 2022 to December 31, 2022, without exception.

HamptonRock Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HamptonRock Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
March 17, 2023

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

EXEMPTION REPORT

HamptonRock Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities, and (b) merger and acquisition. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(3)   HamptonRock Partners LLC stated that HamptonRock Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Stuart Brown, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign:    Date: 3/18/23

Stuart Brown
HamptonRock Partners LLC
2021 McKinney Ave, Ste 1200
Dallas, Texas 75201
SEC filing # 8-70461